

06003339

ᵧ

BB 2/25     A/J 2/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 34497

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2005__ AND ENDING __DECEMBER 31, 2005__
                                          MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Premiere Trade Securities, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

FIRM I.D. NO.

220 E. Central Parkway, Suite 1020
                        (No. and Street)

Altamonte Springs              Florida                    32701
        (City)                    (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon P. Vance, Chief Financial Officer          407-215-7734
                                                 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane and Associates
                (Name – *if individual, state last, first, middle name*)

670 W. Fairbanks          Winter Park          FL          32789
    (Address)                  (City)          (State)      (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 1 2006
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
05

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __SHARON P. VANCE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PREMIERETRADE SECURITIES INC__ , as of __DECEMBER 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Lisa B. Kepios
My Commission DD240782
Expires December 03, 2007

_____
Signature

__SHARON P. VANCE, CHIEF FINANCIAL OFFICER__
Title

__Lisa B. Kepios__
_____
Notary Public     LISA B. KEPICS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

PREMIERETRADE SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

# PREMIERETRADE SECURITIES, INC.

## TABLE OF CONTENTS

# KANE & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

Board of Directors
PremiereTrade Securities, Inc.

We have audited the accompanying statement of financial condition of PremiereTrade Securities, Inc. (a Subchapter-S Florida corporation) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PremiereTrade Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding that matter also are described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

*Kane & Associates*

Winter Park, Florida
January 26, 2006

1

MEMBER AMERICAN INSTITUTE OF CERTIFIED ACCOUNTANTS · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

670 WEST FAIRBANKS AVENUE · WINTER PARK, FLORIDA 32789 · (407) 644-6066 · FAX (407) 629-0025

# PREMIERETRADE SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2005

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 29,877 |
| Prepaid expenses | | 14,544 |
| Property and equipment, | | |
| net of accumulated depreciation | | 4,669 |
| Other assets | | 250 |
| | | |
| TOTAL ASSETS | $ | 49,340 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

LIABILITIES

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 1,925 |
| Total Liabilities | | 1,925 |

STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Common stock, $1 par value, 7,500 | | |
| shares authorized, 5,486 shares | | |
| issued and outstanding | | 5,486 |
| Additional paid-in capital | | 640,160 |
| Common stock held in treasury; | | |
| 2000 shares at cost | | (2,000) |
| Retained deficit | | (596,231) |
| Total Stockholder's Equity | | 47,415 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 49,340 |

See notes to financial statements.

# PREMIERETRADE SECURITIES, INC.

## STATEMENT OF OPERATIONS

## YEAR ENDED DECEMBER 31, 2005

**REVENUES**

| | | |
|---|---|---:|
| Broker fees | $ | 19,263 |
| Commissions and management fees | | 24,600 |
| Interest and dividends | | 223 |
| **TOTAL REVENUES** | | 44,086 |

**EXPENSES**

| | |
|---|---:|
| Salary and related expenses | 173,935 |
| Clearing charges | 43,539 |
| Regulatory fees | 43,501 |
| Other operating expenses | 26,225 |
| Commissions | 22,293 |
| Rent | 19,027 |
| Office expenses | 17,810 |
| Professional fees | 7,525 |
| Depreciation | 1,395 |
| Taxes | 305 |
| **TOTAL EXPENSES** | 355,555 |
| **NET LOSS** | $ (311,469) |

# PREMIERETRADE SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### YEAR ENDED DECEMBER 31, 2005

|  | Common Stock | Additional Paid-In Capital | Retained Deficit | Treasury Stock | Total |
|---|---|---|---|---|---|
| Balance at January 1, 2005 | $ 5,486 | $ 357,160 | $ (284,762) | $ (2,000) | $ 75,884 |
| Capital Contributions | - | 283,000 | - | - | 283,000 |
| Net Loss | - | - | (311,469) | - | (311,469) |
| Balance at December 31, 2005 | $ 5,486 | $ 640,160 | $ (596,231) | $ (2,000) | $ 47,415 |

See notes to financial statements.

4

# PREMIERETRADE SECURITIES, INC.

## STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2005

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net loss | $ (311,469) |
| Adjustments to reconcile net loss to net cash | |
| used by operating activities: | |
| Depreciation | 1,395 |
| (Increase) decrease in operating assets: | |
| Broker fees receivable | 1,188 |
| Commissions receivable | 6,482 |
| Other receivable | 338 |
| Prepaid expenses | 15,360 |
| Other assets | 1,053 |
| Increase (decrease) in operating liabilities | |
| Accounts payable and accrued expenses | (1,985) |
| Commissions payable | (6,482) |
| | |
| Net cash used by operating activities | (294,120) |
| | |
| Cash flows from financing activities: | |
| Additional paid-in capital | 283,000 |
| | |
| Net cash provided by financing activities | 283,000 |
| | |
| Net decrease in cash | (11,120) |
| | |
| Cash at beginning of year | 40,997 |
| | |
| Cash at end of year | $ 29,877 |

Supplemental disclosures of cash flow information:
(1) Cash paid during the year for:

| | |
|---|---:|
| Interest | $ - |
| Income taxes-State | $ 305 |

(2) There were no non-cash investing and financing
activities for the year ended December 31, 2005.

## NOTE A - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:
> PremiereTrade Securities, Inc. (the Company) is a Florida corporation. The Company is registered with the Securities and Exchange Commission as a broker-dealer which sells variable annuities on a best efforts contingency basis. In addition, the Company is registered with certain other states as a broker-dealer and with the State of Florida as a broker-dealer and investment adviser. In 2002 the Company began offering online securities trading.

> Effective June 23, 2004 the Company changed its name from Delta First Financial, Inc. to PremiereTrade Securities, Inc.

Basis of accounting:
> The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash Equivalents:
> For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of December 31, 2005.

Reserve requirement under rule 15c3-3:
> The Company does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Company is not required to establish a segregated cash account for the exclusive benefit of customers.

Property and Equipment:
> Property and equipment are stated at cost and are depreciated over their estimated useful lives of five years using the straight-line method.

Income taxes:
> The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the Company's taxable income.

Use of estimates:
> The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 consist of the following:

| | |
|---|---|
| Computer equipment | $ 6,977 |
| Less accumulated depreciation | (2,308) |
| | $ 4,669 |

## NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $27,916, which was $22,916 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 at December 31, 2005. The Company is also subject to the State of Florida net capital requirements, which require the maintenance of minimum net capital in the amount of $25,000 calculated as prescribed by SEC Rule 15c3-1.

## NOTE D – BROKER FEE INCOME

The Company received broker fee income from its online brokerage business from 2002 until October, 2005. In October, 2005 the Company transferred its online brokerage customers to Empire Financial Group, Inc. (Empire). Empire was to pay the Company fees for the customers retained by Empire and a portion of the fees generated by the customers' transactions. On November 23, 2005 Empire transferred all of its customer accounts associated with its discount brokerage business to Regal Securities, Inc. (Regal). The Company is currently negotiating with Regal to obtain fees associated with the Company's former customers. As of December 31, 2005 a determination has not been made of the amount of fee income that may be received by the Company as a result of the customer transfer, and no fee income has been recorded.

## NOTE E – GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred net losses in the years ended December 31, 2005 and 2004 of $311,469 and $255,784, respectively. The losses create an uncertainty about the Company's ability to continue as a going concern. During the loss years, the Company's stockholder has funded the cash shortages. Management is developing a plan to improve income and reduce expenses.

NOTE E – GOING CONCERN, CONTINUED

To increase income, management plans to offer customers using PremiereTrade AI software an option by which they can use one of a selection of broker-dealers for placing trades in their accounts. The Company would receive an introducing broker fee from the broker-dealers when the customer signs up and/or has transactions in his account. PremiereTrade AI software is owned by a related company. Management also plans to obtain income from Regal for securities transactions of their former brokerage clients (See Note D). Management expects management fee income to increase due to accounts transferred to the Company in January 2006, and to obtain income from estate and financial planning to be performed by the Company's president. In addition, management is working to decrease costs. It significantly reduced payroll and rent expense by the end of 2005.

The ability of the Company to continue as a going concern is dependent upon the success of these actions.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SUPPLEMENTARY INFORMATION

# PREMIERETRADE SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2005

| | | |
|---|---:|---:|
| Total stockholder's equity | | $ 47,415 |
| Deduct: | | |
| Nonallowable assets: | | |
| Prepaid expenses | 14,544 | |
| Property and equipment, net | 4,669 | |
| Other assets | 250 | 19,463 |
| Net capital before haircuts on securities positions | | 27,952 |
| Haircuts on securities | | (36) |
| Net capital | | $ 27,916 |
| Aggregate indebtedness | | |
| Accounts payable and accrued expenses | | $ 1,925 |
| Total aggregate indebtedness | | $ 1,925 |
| Minimum net capital required | | $ 5,000 |
| Excess net capital | | $ 22,916 |
| Excess net capital at 1,000 percent | | $ 27,723 |
| Ratio: Aggregate indebtedness to net capital | | .07 to 1 |

Reconciliation with company's computation (included
in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in company's Part IIA FOCUS report      $ 27,916



## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
## REQUIRED BY SEC RULE 17A-5

Board of Directors
PremiereTrade Securities, Inc.

In planning and performing our audit of the financial statements of PremiereTrade Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by PremiereTrade Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not make a study of the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER AMERICAN INSTITUTE OF CERTIFIED ACCOUNTANTS · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE · WINTER PARK, FLORIDA 32789 · (407) 644-6066 · FAX (407) 629-0025

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relating to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the mission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Winter Park, Florida
January 26, 2006

12

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS